February 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 63 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Ms. Vroman-Lee:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Jessica Herlihy on January 26, 2015.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Global Sustainable Dividend Equity Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus

Comment No. 1:                             Please submit the completed fee table and example to the Staff via e-mail.

Response:                                                                The completed fee table and example are attached as Exhibit A.

Comment No. 2:                             In the fee table, consider removing the line item on maximum sales charge (load) on reinvested distributions, as there are none for any share class.

Response:                                                                The Registrant respectfully declines to take this comment.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Comment No. 3:                             Please confirm that acquired fund fees and expenses will be included in the fee table.

Response:                                                                The Registrant submits that the Fund is not estimated to have acquired fund fees and expenses in excess of 0.01%, and therefore not required to include acquired fund fees and expenses as a line item in the fee table.

Comment No. 4:                             Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the expense limitation agreement as an exhibit.

Response:                                                                The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and intends to file a copy of the expense limitation agreement as an exhibit to the registration statement in its next post-effective amendment.

Comment No. 5:                             Please state supplementally who can terminate the agreement and under what circumstances.

Response:                                                                The Registrant submits that the agreement does not contain a termination provision under which a party may terminate the agreement prior to the date listed in the footnote.

Comment No. 6:                             In the second paragraph of the Example, please add the phrase “Although your actual costs may be higher or lower,” before the sentence “Based on these assumptions, your costs would be:”.

Response:                                                                The requested revision has been made.

Comment No. 7:                             Please confirm supplementally that the expense limitation is taken into account for only one year in the calculation of the numbers used in the Example.

Response:                                                                The Registrant confirms that the expense limitation has been taken into account for only one year in the calculation of the numbers used in the Example.

Comment No. 8:                             Please consider including a sentence disclosing that no portfolio turnover information has been included because the Fund has not yet commenced operations.

Response:                                                                The Registrant respectfully declines to take this comment, as it does not believe it to be necessary since the prospectus discloses elsewhere that the Fund is new.

Comment No. 9:                             Given the Fund’s name, please disclose that the Fund has a policy to invest at least 80% of its assets in dividend-paying equity instruments that are sustainable, as required by Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:                                                                The Registrant has revised the Fund’s 80% policy as follows:

“Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying equity and equity-related instruments.”

The Registrant respectfully declines to add “sustainable” to its 80% policy, because such adjective is a strategy of the Fund, rather than a “type of investment.”  Under Rule 35d-1, the Registrant must have an investment policy to invest in the “particular type of investments” suggested by its name.

Comment No. 10:                      Please state supplementally whether the Fund intends to count investments in derivatives towards its 80% investment policy, and if so, state how derivatives will be valued for purposes of the such policy.

Response:                                                                The Fund intends to count investments in derivatives towards its 80% investment policy and will value derivatives on a marked-to-market basis for purposes of such policy.

Comment No. 11:                      Since the Fund may implement its strategies through the use of derivatives, please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:                                                                The Registrant has considered the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure, as revised in response to Comment 18 described below, is consistent with such guidance.

Comment No. 12:                      Please delete the disclosure relating to temporary defensive positions from the Principal Investment Strategies section of the summary, since such disclosure should only appear in the section of the Fund’s principal investment strategies required by Item 9 of Form N-1A.

Response:                                                                The above-referenced disclosure has been deleted.

Comment No. 13:                      Consider revising the description that the Fund will invest in “High quality, blue chip companies with sustainable competitive advantages” to plain English.

Response:                                                                The Registrant respectfully declines to take this comment, as it believes the above-referenced language is in plain English.

Comment No. 14:                      Please consider revising the disclosure regarding “Investment Process” to clarify that such process is intended to identify equity securities that are believed to be able to provide sustainable dividends.

Response:                                                                The Registrant has revised the disclosure as requested.

Comment No. 15:                      Please confirm that all principal strategies have a corresponding principal risk.

Response:                                                                The Registrant has confirmed that risk disclosure has been included for all corresponding principal strategies.

Comment No. 16:                      Please disclose that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response:                                                                The requested disclosure has been added.

Comment No. 17:                      Please confirm that Item 4 is truly a summary of the more robust disclosure of Item 9.

Response:                                                                The Registrant believes that the disclosure in Item 4 is a summary of the disclosure in Item 9.

Comment No. 18:                      Please consider whether specific types of derivatives should be added as principal risks of the Fund.

Response:                                                                The Registrant has added “Derivatives Risk,” “Futures Contract Risk” and “Swap Agreements Risk” as principal risk factors.  These risk factors had previously been included in the section of the Prospectus entitled “The Fund in Detail — Risk Factors — Other Risks.”

Comment No. 19:                      Please submit the missing material portions of “Related Performance Information” to the Staff via e-mail.

Response:                                                                The completed “Related Performance Information” section is attached as Exhibit B.

Statement of Additional Information

Comment No. 20:                      Consider revising or deleting the disclosure that “Certain practices, techniques or instruments may not be principal activities of the Fund but, to the extent employed, could from time to time have a material impact on the Fund’s performance.”

Response:                                                                The Registrant has removed the above-referenced disclosure.

Comment No. 21:                      The fifth paragraph of the section entitled “Investment Objective and Policies — Investment Policies and Strategies — Swap Agreements — Credit Default Swap Agreements” in the Statement of Additional Information states that the Fund will segregate liquid investments in an amount equal to the aggregate market value of the credit default swaps of which it is the seller marked to market on a daily basis.  Please confirm that the Fund will segregate liquid investments equal to the full notional value of the swap, instead of the marked-to-market value, and revise the disclosure accordingly.

Response:                                                                The Registrant confirms that the Fund will segregate liquid investments in an amount equal to the aggregate notional value of credit default swaps (CDS) of which it is the seller and has revised its disclosure accordingly.  For index-based credit default swaps (CDX), which are cash-settled, the Registrant will segregate liquid investments equal to its marked-to-market exposure under the contract, rather than the full notional value.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Jessica Herlihy, Esq., Willkie Farr & Gallagher LLP

Exhibit A

FEES AND FUND EXPENSES

	CLASS A	CLASS C		CLASS I

Shareholder fees
(paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	NONE		NONE
Maximum deferred sales charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds, as applicable)	NONE (1)	1.00	%(2)	NONE
Maximum sales charge (load) on reinvested distributions (as a percentage of offering price)	NONE	NONE		NONE

Annual fund operating expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fee	0.60%	0.60%		0.60%

Distribution and service (12b-1) fee	0.25%	1.00%		NONE

Other expenses(3)	1.64%	1.64%		1.64%

Total annual fund operating expenses	2.49%	3.24%		2.24%

Less: amount of fee limitations/expense reimbursements(4)	1.54%	1.54%		1.54%

Total annual fund operating expenses after fee limitations/expense reimbursements	0.95%	1.70%		0.70%

(1)                         Purchases of shares of $1 million or more may be subject to a 1% deferred sales charge on redemptions within 12 months of purchase.

(2)                         1% during the first year.

(3)                         “Other expenses” have been estimated for the fund’s first fiscal year of operations.

(4)                         Credit Suisse Opportunity Funds (the “Trust”) and Credit Suisse Asset Management, LLC (“Credit Suisse”) have entered into a written contract limiting operating expenses (excluding certain expenses described below) to 0.95% of the fund’s average daily net assets for Class A shares, 1.70% of the fund’s average daily net assets for Class C shares and 0.70% of the fund’s average daily net assets for Class I shares at least through February 28, 2016. The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements  must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements  do not cause a class to exceed the applicable expense limitation in the contract at the time the fees were limited or expenses were paid. This contract may not be terminated before February 28, 2016.

Exhibit B

RELATED PERFORMANCE INFORMATION

As of the date of this Prospectus, the fund does not have a calendar year’s worth of performance to report.  Below you will find information about the prior performance of a composite of certain accounts managed by Credit Suisse.  The HOLT Global Sustainable Dividend Separately Managed Account Composite (the “GSD Composite”) is comprised of all fully discretionary, fee paying and actively managed accounts managed by Credit Suisse that have investment objectives, policies and strategies are substantially similar to those of the fund. The GSD Composite consisted of 1,725 accounts as of September 30, 2014.  Like the fund, the accounts in the GSD Composite are managed by the Capital Discipline Group, with Adam Steffanus and Michael Valentinas as lead portfolio managers.

The accounts in the GSD Composite are not subject to the investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 and the Internal Revenue Code which, if applicable, may have adversely affected the performance results of the GSD Composite.  The performance of the GSD Composite does not represent the past performance of the fund, is not an indication of the future performance of the fund and is no guarantee of future results of the Capital Discipline Group in managing the fund.

You should not assume that the fund will have the same performance as the GSD Composite. The performance of the fund may be better or worse than the performance of the GSD Composite due to, among other things, differences in portfolio holdings, sales charges, expenses, asset sizes and cash flows between the fund and the GSD Composite. The performance of the GSD Composite shown below has not been adjusted to reflect the estimated fees and expenses of the fund.  If the performance had been so adjusted, returns may have been higher or lower than those shown, depending on the particular share class of the fund used.

The following information illustrates the “net” and “gross” performance of the GSD Composite, compared to the performance of a broad-based securities market index. “Net” performance is calculated from gross returns after deducting the highest paying Composite constituent’s fee schedule.  “Gross” performance is calculated gross of all investment advisory fees, brokerage fees and other expenses charged to the accounts in the GSD Composite. The manner in which the performance was calculated for the GSD Composite differs from that of registered mutual funds such as the fund.

The investment results for the GSD Composite presented below are not intended to predict or suggest the future returns of the fund. The fund does not yet have its own performance record, and the performance data of the GSD Composite shown below should not be considered a substitute for the fund’s own performance information. Investors should be aware that the use of a methodology different than that used to calculate the performance information below could result in different performance data.

HOLT Global Sustainable Dividend Separately Managed Account Composite*

	Average Annual Total Returns For the Periods Ended September 30, 2014
	1 Year	Since Inception
Composite net return	0.70%	10.48%
Composite gross return	1.67%	11.55%
MSCI ACWI Index (net)**	4.16%	8.31%

		Calendar Year Total Returns
	2011	2012	2013	2014
Composite net return	7.97%	12.62%	21.65%	0.70%
Composite gross return	9.03%	13.72%	22.85%	1.67%
MSCI ACWI Index (net)**	-7.35%	16.13%	22.80%	4.16%

* This is not the performance of the fund.  As of September 30, 2014, the GSD Composite was composed of 1,725 accounts, totaling approximately $1,855,310,404.  The inception date of the GSD Composite was January 1, 2011.

** The MSCI ACWI Index (net) which is a free float-adjusted market capitalization index that is designed to measure equity market performance of developed and emerging markets. Net total return indexes reinvest dividends after the deduction of withholding taxes.

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